UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-112028
Holmes Financing (No. 8) PLC	Holmes Funding Limited	Holmes Trustees Limited
(Exact name of Registrant as Specified in its Charter)
Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000	Abbey National House 2 Triton Square Regent’s Place London NW1 3AN United Kingdom (011-44-20) 7612 4000
(Address of Principal Executive Offices)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$1,850,000,000 Series 1 Class A Asset Backed Floating Rate Notes
$62,900,000 Series 1 Class B Asset Backed Floating Rate Notes
$107,300,000 Series 1 Class C Asset Backed Floating Rate Notes
$1,500,000,000 Series 2 Class A Asset Backed Floating Rate Notes
$51,000,000 Series 2 Class B Asset Backed Floating Rate Notes
$87,000,000 Series 2 Class C Asset Backed Floating Rate Notes
$500,000,000 Series 4 Class A2 Asset Backed Floating Rate Notes
£1,001,461,592 Series 1 Term AAA Advance
£34,049,694 Series 1 Term AA Advance
£58,084,772 Series 1 Term BBB Advance
£811,995,886 Series 2 Term AAA Advance
£27,607,860 Series 2 Term AA Advance
£47,095,761 Series 2 Term BBB Advance
£270,665,295 Series 4A2 Term AAA Advance
Funding Interest in the Mortgages Trust
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Holmes Financing (No. 8) PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 16/1/09	By: /s/ R. Parker
Name: R. Parker Title: Manager, Mortgage Backed Funding

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